September 13, 2024

Eifion Jones
Chief Financial Officer
Hayward Holdings, Inc.
1415 Vantage Park Drive
Suite 400
Charlotte, NC 28203

        Re: Hayward Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-40208
Dear Eifion Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Susan Canning